EXHIBIT 8.1
List of Consolidated Entities of E-Commerce China Dangdang Inc.

	Jurisdiction of	Relationship with the
Name	incorporation	registrant
Beijing Dangdang Information Technology Co., Ltd.	PRC	Wholly-owned subsidiary

Wuxi Dangdang Information Technology Co., Ltd.	PRC	Subsidiary 99% owned by Beijing Dangdang Information Technology Co., Ltd. and 1% owned by Peggy Yu Yu and Guoqing Li through Beijing Dangdang Kewen E-Commerce Co., Ltd.

Beijing Dangdang Kewen E-Commerce Co., Ltd.	PRC	Variable interest entity

Wuxi Dangdang Kewen E-Commerce Co., Ltd.	PRC	Variable interest entity

Dynamic Tech Holdings Limited	BVI	Wholly-owned subsidiary

E-publishing Service Company Limited	BVI	Subsidiary 57.9% owned by Dynamic Tech Holdings Limited and 42.1% owned by three individual shareholders

*	Other consolidated entities of E-Commerce China Dangdang Inc. have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.